Exhibit 97.1

CLOUDASTRUCTURE, INC.

CLAWBACK POLICY

I. Introduction

The Board of Directors (the “Board”) of Cloudastructure, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this policy which requires the recoupment of certain executive compensation in accordance with the terms herein (the “Policy”). This policy is not intended to limit the Covered Executives’ (as defined below) ability to make disclosures to, or initiate or participate in communications with, the Equal Employment Opportunity Commission, the National Labor Relations Board, the Occupational Safety and Health Administration, the Securities and Exchange Commission (the “Commission”) or any other federal, state or local governmental agency or commission.

II. Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

III. Defined Terms

This Policy applies to the Company’s current and former executive officers (the “Covered Executives”). For purposes of this Policy, Covered Executives are the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.

For purposes of this Policy, “financial reporting measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. The price of our capital stock and total stockholder return are also financial reporting measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure.

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IV. Recovery of Erroneously Awarded Compensation

In the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the Company will reasonably promptly take appropriate action to recover all erroneously awarded Incentive-Based Compensation received by any Covered Executive:

(i)	after beginning service as a Covered Executive;
(ii)	who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation;
(iii)	while the Company has a class of securities listed on a national securities exchange or a national securities association;
(iv)	during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in this Article IV; and
(v)	during any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years referenced in clause (iv) above. For the avoidance of doubt, a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months would be deemed a completed fiscal year.

For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement as described in this Article IV is the earlier to occur of:

(i)	the date the Board, a committee of the Board, or the Company’s officer or officers authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare such accounting restatement; or
(ii)	the date a court, regulator, or other legally authorized body directs the Company to prepare such accounting restatement.

V. Excess Incentive Based Compensation; Recoupment

Erroneously awarded Incentive-Based Compensation is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and shall be computed without regard to any taxes paid. For any Incentive-Based Compensation based on the price of capital stock or total stockholder return, where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:

(i)	the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the price of our capital stock or total stockholder return upon which the Incentive-Based Compensation was received; and
(ii)	the Company shall maintain documentation of the determination of that reasonable estimate and shall provide such documentation to the Nasdaq Capital Market (“Nasdaq”).

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Whenever required by this Policy to recover erroneously awarded Incentive-Based Compensation, the Company shall do so except to the extent that one of the conditions set forth below are met, and the Company’s Compensation Committee or a majority of the independent directors serving on the Board has made a determination that recovery would be impracticable.

(i)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on the expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempts to recover, and provide that documentation to Nasdaq.
(ii)	Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of erroneously awarded compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and shall provide such opinion to Nasdaq.
(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the registrant, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and Treasury Regulations promulgated thereunder.

The Company shall not indemnify any Covered Executive or former Covered Executive against the loss of erroneously awarded Incentive-Based Compensation.

VI. Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive-Based Compensation hereunder which may include, without limitation: (i) requiring reimbursement of cash Incentive-Based Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (iv) cancelling outstanding vested or unvested equity awards; or (v) taking any other remedial or recovery action permitted by law or in equity, as determined by the Board.

VII. Effective Date

This Policy shall be effective as of October 2, 2023 (the “Effective Date”).

VIII. Amendment; Termination

The Board may amend or terminate this Policy at any time.

IX. Other Recoupment Rights

The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement or similar agreement and any other legal remedies available to the Company. Nothing herein shall preclude the Company from pursuing any action permitted by law or in equity against a Covered Executive who engages in fraud, intentional misconduct or gross negligence which does not involve a restatement of financial results.

X. Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

Last updated: March 30, 2025.

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